ITC Holdings Corp.
Association of Louisiana Electric Cooperatives
Baton Rouge, Louisiana
February 2012
Filed by ITC Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

Safe Harbor Language & Legal Disclosure
This presentation contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange
Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure
ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations,
27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000
This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2011
Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2011
Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

Transaction Overview

ITC is an independent transmission-only
company headquartered in Novi,
Michigan
Business model is singularly focused on
owning, operating and maintaining
transmission
Actively developing transmission
infrastructure required for reliability
needs and emerging long-term energy
policy
ITC has a history of efficiently and
effectively integrating transmission
systems
ITC has a proven track record of safe
and reliable operations
5

ITC Overview

ITC Overview
System Peak Load 26,100 MW 28,000 MW
Service Area Seven states Four states*
Total
Transmission
Miles
15,100 miles 15,700 miles
Service Area
Square Miles
89,850 114,669
RTO Membership MISO/SPP Anticipated
MISO
membership
by 12/2013
6
*Entergy also owns limited assets in Missouri and Tennessee.

Transmission Business

7
Independent Model

Benefits of ITC independent
transmission model
Transparency
Improved
Reliability
Enhanced Generator
Interconnections
Aligned with
Public Policy
Operational
Excellence
Improved Credit
Quality
Competitive
Markets
Reduced System
Congestion

Transaction Overview

Transaction Structure
• Reverse Morris Trust - Entergy’s transmission business merges into ITC
• Prior to merger, Entergy to pursue tax free spin-off of transmission business and
ITC to effectuate a recapitalization, anticipated to be special dividend of $700 million
• 100% stock consideration
• Entergy to issue approximately $1.775 billion of debt, to be assumed by ITC
• ITC to issue approximately $700 million of unsecured debt at holdings level
ITC Shareholders
Post-Merge
• 50.1% Entergy shareholders
• 49.9% ITC shareholders
ITC Senior
Mgmt & Board
• Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region
• ITC’s management team will remain intact for combined business, supplemented with key Entergy leadership personnel from Entergy’s transmission business
Headquarters • Regional headquarters in Jackson, MS
• Corporate headquarters in Novi, MI
Expected Closing • In 2013, subject to timing of approvals
Approval Process • Entergy retail regulatory approvals
• Federal Energy Regulatory Commission approvals
• ITC shareholder approval
• Certain other regulatory approvals

Operational Excellence

• Operational excellence and safety are integral to ITC’s culture and day-to-day operational performance.
• ITC’s goal:  Best-in-class system operations and performance, including system security and safety.
• Our operating companies consistently rank strongly in the SGS Statistical
Services Transmission Reliability Benchmarking program.
• ITC’s security operations recognized as an “Example of Excellence” for our
Reliability Readiness Evaluation and Improvement Program.
• Our control room is staffed with operators qualified at the highest level under the federal Operator Certification Program.
• Restoring power quickly is a core competency and strategic advantage for
ITC.

Historic Capital Spend
Investing in the System
ITC has a history of investing in the systems we acquire in order to improve reliability, facilitate generator interconnections and market efficiency, and serve customer needs.

Reliability

ITC’s capital investments
and maintenance
programs have resulted in
improved reliability
ITC Midwest’s
performance trend is
improving, following the
paths of ITCTransmission
and METC
Better
Performance
(Average Sustained Outages per Circuit)

Safety Statistics ITC Compared to Peers Accidents per 100 workers with no lost time, relative to industry average. Accidents per 100 workers resulting in lost time, relative to industry average.

Security

•
Critical ITC substations are protected 24/7 with a sophisticated, integrated security system
Closed-circuit television cameras
Photo-beam motion detectors
Intrusion monitors
Access control
Cyber locks
Audible alarms
Barbed wire perimeter fencing
ITC headquarters access is restricted by a security checkpoint and steel gates. Building is equipped with layered access control devices, closed-circuit television cameras, and biometric identification system for control room access.

Storm Restoration
Building on Entergy’s Record of Excellence
Jurisdiction

•
ITC’s record:
•
In Michigan, ITC’s systems are
very reliable, resulting in only a
handful of customer outages.
•
On our midwest system, 78% of
outages impacting customers are
restored at the point of
interconnection within 90
minutes.
•
Post Closing:  ITC plans to integrate key areas of its Incident
Command System (“ICS”) with Entergy’s ICS structure to
ensure continued excellence in storm restoration.
•
ITC and Entergy will be developing detailed, integrated
restoration plans prior to closing.
ITC’s number one priority is getting customers back on line

ITC’s Storm Restoration
Supply Chain Operational Excellence
• ITC’s Supply chain provides necessary steel structures and conductors to a site whenever a disaster requires line restoration.
• Variety of methods ensure conductors and structures are readily available for storm restoration:
• Numerous warehouses across footprint provide replacement conductors and structures.
• Specially designed temporary emergency structures available.
• Alliance suppliers available as backup.

ITC’s Restoration Readiness
Resource Transfer: Construction to Restoration

ITC alliance partner agreements provide
for quick transfer of capital project
contractors to storm recovery work
Hydaker-Wheatlake
MJ Electric
MYR Group
Allows ITC to respond efficiently to a storm event, lessening downtime
Labor contractors participating in recovery efforts already familiar with ITC safety practices, operating requirements and procedures
Expands ITC’s available capital and equipment pool to a level that can address major storm events

ITC’s Restoration Readiness
Example of Pole Supply Alliance

• ITC has alliance partnership with Hydaker-Wheatlake Powerline Supply to manage a pole yard serving the ITC Midwest footprint.
• Ability to supply minimum 750 poles during a storm recovery event.
• Can deliver poles to 90% of region within 4 hours, with significant portion delivered within 2 hours.  Remaining area can be serviced within
4-6 hours.

Examples - Restoration Challenges • Straight-line Wind Storm in Iowa • Nuclear Plant Restoration in Michigan • Spring 2011 Storm Restoration in Michigan • 2010 Pole Washout in Iowa 18

Straight-Line Wind Storm in Iowa
July 2011
Straight-line
winds reported up to 130
mph
ITCM restored all customers
capable of taking service within
72 hours.  Three days later,
system experienced historic
peak load without incident.
NOAA: Wind
event was most
widespread and
damaging in east
central Iowa since
1998

Nuclear Plant Restoration
Summer 2011

• Severe storms with tornado
damaged DTE Energy’s Fermi 2
nuclear plant in Monroe County,
Michigan in June 2011
• Storms cut power to the plant,
automatically shutting down the
reactor
“With the outstanding support from ITC, we were able to restore our offsite lines and our switchyard, assess the plant condition and exit the emergency plan by about 2 a.m. Monday morning.”
-- DTE Fermi Plant Manager

June 20, 2011
Dear Mr. Welch:
I wanted to express my appreciation for the support and assistance the City of Mason received from ITC after the large storm and tornado on May 29, 2011. Our City's west side was cut off due to significant damage, with at least 60 poles knocked down.  ITC reacted very quickly with equipment and resources, and ensured that the power lines were put up in a safe and timely manner.
This storm was one of the largest to hit the Mason area in years, and without your company's help, we could not have recovered as quickly as we did.
“ITC reacted very quickly with equipment
and resources, and ensured that the power
lines were put up in a safe and timely
manner.”
Martin A. Colburn,
City Administrator
Mason, Michigan
Storm Restoration
Spring  2011

22 Erosion Restoration Pole Washout, Wapello County, Iowa, 2010 Before After

Working Relationships with RECs and
Municipal Utilities

• ITC has long-standing, close working relationships with the Rural Electric
Cooperative (REC) and Municipal Utility Customers it Serves
• Dedicated “Stakeholder Relations” group serves as single point of contact for
RECs and Municipal Utility Customers
• Stakeholder Relations Group:
• Advocates for the customer and seeks resolution when issues arise
• Provides timely communications for planned outages such that coordinated maintenance can be accomplished
• Provides ongoing and proactive communications on unplanned outages
• Tracks customer issues to ensure prompt closure
• Holds semi-annual “Partners in Business” meetings to provide updates on capital and maintenance plans, energy policy, rates, and legislative and regulatory updates
• Conducts annual survey on effectiveness

Stakeholder Relations Survey 2011

(1) Strongly
disagree
(2) Disagree (3) Neutral (4) Agree (5) Strongly
agree
Rate Your Level of Agreement with
“Overall, I am satisfied with ITC”
2009 Results 2011 Results
Mean: 3.96
N: 78
Mean: 3.96
N: 78
1%6% 14% 51% 27%
0% 20% 40% 60% 80% 100%
2%1%12% 57% 27%
0% 20% 40% 60% 80% 100%

Customer & Stakeholder Benefits

Furthers objectives of independent transmission model
•
Facilitator of competitive wholesale markets
•
Culture of safety and proven safety performance
•
Investments in the system – both capital and O&M
•
Commitment to regions and communities we serve through corporate citizenship
•
Including the commitment to maintain strong reliability, reduce congestion, enhance opportunities for interconnecting generators and foster greater access to competitive markets
Building robust interconnections and related system upgrades to bring all generation to market
Top safety performance of all EEI companies
Invested $2.3 billion in CAPEX and $640 million in O&M since inception to support system reliability and expansion
Ingrain company in communities and regions including supporting economic development and resulting jobs, community involvement and supporting charities